DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

April 17, 2007 [redacted] File #82-627

Securities & Exchange Commi
Office of International Corpor
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated April 17, 2007

Enclosed is a copy of our News Release dated April 17, 2007 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

dlw 4/26

DENTONIA RESOURCES LTD
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

April 17, 2007 For Immediate Release

NON BROKERED PRIVATE PLACEMENT OF $400,000

Dentonia Resources Ltd. ("Dentonia") has arranged a non-brokered-private placement of up to 4 million units at a price of 10 cents per unit for gross proceeds of up to $400,000. Each unit will consist of one common share and one-half of a share purchase warrant. Each whole share purchase warrant will be exercisable for an additional common share of the company for a period of 24 months from closing at a price of 15 cents per share for the first 12 months and 20 cents per share for the remaining 12 months.

In the event that the company's common shares trade at a closing price on the TSX Venture Exchange of greater than 50 cents per share for a period of 20 consecutive trading days at any time after four months and one day after the closing date, the company may accelerate the expiry date of the warrants by giving notice to the holders thereof, and in such case, the warrants will expire on the 30th day after the date on which such notice is given by the company. All securities issued under this private placement are subject to a four month hold period.

No finder's fee, commission, or any other compensation has been paid or is payable.

Proceeds of $400,000 from this subscription plus funds on hand of approximately $1 million, total $1.4 million, will be used for general working capital, the exploration of the WO Diamond Project, further drilling at the Lipton claims, Atkinson Gold Prospect, close to Detour Gold Mine (DGC), Ontario, and the exploration of four molybdenum prospects in British Columbia.

Dentonia is being carried at the Pellatt Lake Diamond project.

All terms of this private placement are subject to the approval of TSX Venture Exchange.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

END

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.